August 30, 2024

Wenxi He
Chief Executive Officer
Metal Sky Star Acquisition Corp
132 West 31st Street, 9th Floor
New York, NY 10001

       Re: Metal Sky Star Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed August 6, 2024
           File No. 001-41344
Dear Wenxi He:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Questions and Answers About the Meeting
Q. Why is the Company proposing the Extension Proposal and the Trust Amendment Proposal?, page 2

1. We note that under Article 36.2 of your Amended and Restated Articles of Association, your failure to consummate a business combination by August 5, 2024 triggers an
       "automatic redemption" of the public shares and that your directors "shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) Business
       Days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, . . .; and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of
the Company   s
       affairs." You state here that since you have not completed a business combination by
       August 5, 2024, your board has determined to seek shareholder approval to extend such date. However, you also state that the board will also as promptly as reasonably possible redeem the shares or distribute the trust account. Please revise to expand this Q&A and in
       Proposal 1 to state the automatic redemption date as calculated using the method described in your Articles, the redemption date that your board is targeting, and the steps
 August 30, 2024
Page 2

       that you have taken so far towards the Automatic Redemption. Risk Factors, page 14

2. We refer to your disclosure to investors in your initial public offering registration statement that "[i]f [you] are unable to consummate [y]our initial business combination within [the original termination date], [you] will distribute the aggregate amount then on deposit in the trust account . . ., pro rata to [y]our public shareholders by way of redemption and cease all operations except for the purposes of winding up of [y]our affairs, as further described herein. Any redemption of public shareholders from the trust account shall be effected automatically by function of [y]our amended and restated
       memorandum and articles of association prior to any voluntary winding up (emphasis added). Please revise to add a risk factor to specifically disclose this prior disclosure and to discuss the risks to you of now seeking this extension beyond August 5, 2024 despite this prior disclosure.
General

3.     We note your disclosure that,    [s]ince Metal Sky Star has not
completed a business
       combination by August 5, 2024, the board of directors will as promptly as reasonably possible to redeem the Public Shares or distribute the Trust Account, regardless of voting
       results of the vote of this Extraordinary General Meeting.    You also
state,    [i]f the
       Extension Proposal and the Trust Amendment Proposal are approved before the
       Automatic Redemption is completed, such approval will constitute consent for the
       Company to (i) continue its normal operations after August 5, 2024, without the need to
       initiate the automatic redemption of the Public Shares.    Please revise
to reconcile these
       disclosures and to clarify throughout your proxy statement that (1) your failure to complete a business combination by August 5, 2024 has triggered the automatic redemption requirement under Article 36.2 of the Amended and Restated
M&AA,
       regardless of whether the Extension Proposal is approved before the Automatic
       Redemption is completed; and (2) if the Extension Proposal is approved, the Company will not comply with the automatic redemption requirement under Article
36.2. Please
       also revise your risk factors to disclose the risks to you of not complying with Article
       36.2.
4. We refer to your Investment Management Trust Agreement that you have entered into with Wilmington Trust, National Association, as amended by the Amendment Agreement, dated October 31, 2023. In this agreement, Wilmington Trust has agreed to commence liquidation of the trust account within two business days following the "date which is the later of (1) August 5, 2024 and (2) such later date as may be approved
by the Company   s
       shareholders in accordance with the Company   s amended and restated
memorandum and
       articles of association, if a Termination Letter has not been received by the Trustee prior to such date." In this regard, we note that your articles of association were not amended before August 5, 2024 to extend such date, and that you filed this preliminary proxy statement seeking to extend such date only after such date. Please revise your disclosure to discuss the applicable provisions of the trust agreement, and to explain any discussions you have had with the trustee regarding this provision.
 August 30, 2024
Page 3
5. We note that Nasdaq Rule 5101-2(b) requires that a special purpose acquisition company
       complete its initial business combination    [w]ithin 36 months of the
effectiveness of its
       IPO registration statement, or such shorter period that the company specifies in its
       registration statement,    and your disclosure in your August 13, 2024
Form 8-K that you
       have already received a notice from Nasdaq regarding this non-compliance. Given that your deadline to complete your initial business combination passed on August 5, 2024, please revise to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from Nasdaq, and the consequences of any such suspension or delisting, including any potential impact on your consummation of an initial business combination.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Lawrence Venick